SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Common Stock, par value $.01 per share; and
Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock: 531229102
Series B Common Stock: 531229201

(CUSIP Numbers)

John C. Malone
c/o Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2013

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 531229102 (LMCA) 531229201 (LMCB)

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A Common Stock: 1,867,072 (1), (2), (3) Series B Common Stock: 8,653,181 (1), (4)

	8	Shared Voting Power Series A Common Stock: 591,259 (5), (6) Series B Common Stock: 124,145 (5), (6)

	9	Sole Dispositive Power Series A Common Stock: 1,867,072 (1), (2), (3) Series B Common Stock: 8,653,181 (1), (4)

	10	Shared Dispositive Power Series A Common Stock: 591,259 (5), (6) Series B Common Stock: 124,145 (5), (6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 2,458,331 (1), (2), (3), (5), (6) Series B Common Stock: 8,777,326 (1), (4), (5), (6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 2.2% (7) Series B Common Stock: 88.8% (7)

14	Type of Reporting Person IN

(1) Includes 101,778 shares of Series A Common Stock and 230,564 shares of Series B Common Stock held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2) Includes 1,670,413 shares of Series A Common Stock pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity to Mr. Malone and 94,881 shares of Series A Common Stock pledged to Bank of America in connection with a loan facility extended to Mr. Malone.

(3) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Malone; however, if such shares of Series A Common Stock were included, Mr. Malone would have sole voting and dispositive power over 10,520,253 shares of Series A Common Stock and Mr. Malone’s beneficial ownership of Series A Common Stock would be 9.3%, subject to the relevant footnotes set forth herein.

(4)  Includes 490,597 shares of Series B Common Stock held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(5)  Includes 250,000 shares of Series A Common Stock held by the Malone Family Land Preservation Foundation and 306,500 shares of Series A Common Stock held by the Malone Family Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.

(6) Includes 34,759 shares of Series A Common Stock and 124,145 shares of Series B Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(7) Based upon 111,722,828 shares of Series A Common Stock and 9,882,238 shares of Series B Common Stock, in each case, outstanding as of January 11, 2013 based on information provided by the Issuer.  At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock. Each share of Series B Common Stock is entitled to 10 votes, whereas each share of Series A Common Stock is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 42.9% of the voting power with respect to a general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.   )

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION

(formerly known as Liberty Spinco, Inc.)

Item 1.                                                       Security and Issuer.

John C. Malone is filing this Statement on a Schedule 13D (the “Statement”) with respect to the following series of common stock of Liberty Media Corporation, a Delaware corporation formerly known as Liberty Spinco, Inc. (the “Issuer”), beneficially owned by Mr. Malone:

(a)                               Series A common stock, par value $0.01 per share (“Series A Common Stock”); and

(b)                               Series B common stock, par value $0.01 per share (“Series B Common Stock” and, together with the Series A common stock, the “Common Stock”).

The Issuer’s executive officers are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Mr. Malone is filing this Statement to report his acquisition of beneficial ownership, on January 11, 2013 (the “Distribution Date”), of shares of Series A Common Stock and Series B Common Stock in connection with the spin-off transaction (the “Spin-Off”) completed on the Distribution Date by Starz (formerly known as Liberty Media Corporation) (“Starz”), pursuant to which the Issuer became a separate, publicly traded company.  The Spin-Off was effected through a distribution (the “Distribution”), by means of a dividend, in which (i) each holder of a share of Starz’ Series A Liberty Capital common stock (“Old LMCA”) received one share of the Issuer’s Series A Common Stock and (ii) each holder of Starz’ Series B Liberty Capital common stock (“Old LMCB”) received one share of the Issuer’s Series B Common Stock.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock.  At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock.  The shares of Series A Common Stock are not convertible.  The holders of Series A Common Stock and Series B Common Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer.  The holders of Series B Common Stock are entitled to 10 votes per share and the holders of Series A Common Stock are entitled to one vote per share.

Item 2.                                                       Identity and Background.

The reporting person is John C. Malone, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112.  Mr. Malone is a director of the Issuer.

During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Malone is a citizen of the United States of America.

Item 3.                                                       Source and Amount of Funds.

Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Statement on January 11, 2013 pursuant to the Distribution.

Item 4.                                                       Purpose of the Transaction.

Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Statement on the Distribution Date pursuant to the Distribution.  Mr. Malone is Chairman of the board of directors of the Issuer.

Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock.  In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.                                                       Interest in Securities of the Issuer.

(a) - (b)        Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 2,458,331 shares of Series A Common Stock (including (A) 101,778 shares held by his wife as to which he disclaims beneficial ownership, (B) 250,000 shares held by the Malone Family Land Preservation Foundation and 306,500 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership and (C) 34,759 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 2.2% of the outstanding shares of Series A Common Stock, and (ii) 8,777,326 shares of Series B Common Stock (including (A) 230,564 shares held by his wife, as to which shares Mr. Malone disclaims beneficial ownership, (B) 490,597 shares held by the CRT and (C) 124,145 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 88.8% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 111,722,828 shares of Series A Common Stock and 9,882,238 shares of Series B Common Stock, in each case, outstanding as of January 11, 2013, based on information provided by the Issuer.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 42.9% of the voting power with respect to the general election of directors of the Issuer.

Mr. Malone, and, to his knowledge, his wife each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts hold 34,759 shares of Series A Common Stock and 124,145 shares of Series B Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)                                  Except as provided in this Statement, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                                                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Of the shares of Common Stock beneficially owned by Mr. Malone, 1,670,413 shares of Series A Common Stock are pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity to Mr. Malone, and 94,881 shares of Series A Common Stock are pledged to Bank of America in connection with a loan facility extended to Mr. Malone.

Item 7.                                                       Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2013
Date

/s/ John C. Malone
John C. Malone